UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             Maximum Dynamics, Inc.
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                                (Name of Issuer)
                                  COMMON STOCK
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                         (Title of Class of Securities)
                                   57774K-10-9
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                                 (CUSIP Number)
 Eric Majors, 2 N. Cascade Avenue, Suite 1100, Colorado Springs, Colorado 80903
                                 (719) 381-1728
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                December 9, 2004

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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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


CUSIP No.   57774K-10-9
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                  1.       Names of Reporting Persons. I.R.S. Identification
                           Nos. of above persons (entities only).

                           ERIC MAJORS
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                 2.   Check the Appropriate Box if a Member of a Group (See
                      Instructions) (a)
                      (b)
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                 3. SEC Use Only
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                 4. Source of Funds (See Instructions) OO
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                 5. Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)
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                 6. Citizenship or Place of Organization    UNITED STATES
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Number of        7. Y      Sole Voting Power     7,325,967
                                                -------------
Shares

Beneficially     8.        Shared Voting Power   0
                                                ----
Owned by

Each             9. Y      Sole Dispositive Power   6,950,967
                                                   ------------
Reporting

Person           10.       Shared Dispositive Power   375,000
                                                     ---------
With

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                 11. Aggregate Amount Beneficially Owned by Each Reporting
                     Person               7,325,967
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                 12. Check if the Aggregate Amount in Row (11) Excludes Certain
                     Shares (See Instructions)
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                 13. Percent of Class Represented by Amount in Row (11)  7.9%
                                                                        ------
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                 14. Type of Reporting Person (See Instructions)
                             IN
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


ITEM 1.  SECURITY AND ISSUER
----------------------------

This statement relates to shares of the common stock, no par value of Maximum Dynamics, Inc., a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2 N. Cascade Avenue, Suite 1100, Colorado Springs, Colorado 80903.

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

(a) Name:                                 Eric Majors
(b) Business Address:                     2 N. Cascade Avenue, Suite 1100,
                                          Colorado Springs, Colorado 80903.

(c) Present Principal Occupation:         Chief Executive Officer of the Issuer.

(d) Disclosure of Criminal Proceedings:   Mr. Majors has not been convicted
                                          in any criminal proceeding at any
                                          time.

(e) Disclosure of Civil Proceedings:      Mr. Majors has not been subject to any
                                          judgment, decree or final order
                                          enjoining violations of or prohibiting
                                          or mandating activities subject to
                                          federal or state securities laws or
                                          finding any violations with respect to
                                          such laws.

(f) Citizenship:                          Mr. Majors is a citizen of the United
                                          States.



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

On December 9, 2004, Mr. Majors acquired 862,069 shares in lieu of wages to be paid by his employer, the Issuer, bringing his total personal ownership to 7,825,967 shares. On December 27, 2004, Mr. Majors sold 500,000 shares for $.038 per share, brining his total personal ownership to 7,325,967 shares.

ITEM 4.  PURPOSE OF TRANSACTION
--------------------------------

Mr. Majors was issued 862,069 shares in lieu of wages to be paid by his employer, the Issuer. Mr. Majors sold 500,000 shares in lieu of wages to be paid him by the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

(a) Mr. Majors' aggregate beneficial ownership is 7,825,967 shares.

(b) Mr. Majors has sole voting power as to the 7,825,967 shares he owns directly, which comprises approximately 7.7% of the Issuer's total issued and outstanding shares. Mr. Major has pledged 375,000 of his shares on the Issuer's behalf as collateral for a loan to the Issuer.

(c) Mr. Majors was issued 862,069 shares in lieu of wages to be paid by his employer, the Issuer, as described in the Issuer's Registration Statement on Form S-8 filed on December 9, 2004. Mr. Majors sold 500,000 shares in lieu of wages to be paid him by the Issuer.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
------------------------------------------------------------------------------

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

Reference is made to the Issuer's Registration Statement on Form S-8 filed on December 9, 2004 pertaining to the issuance of 862,069 shares to Mr. Majors in lieu of wages.


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



                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 27, 2004
--------------------------------------------------------------------------------
Date

/s/ Eric Majors
-----------------------------------
Eric Majors

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)